Exhibit 99.1

Obsidian Energy Announces Third Quarter 2019 Financial and Operational Results and Updates 2019

Guidance

CALGARY, Nov. 4, 2019 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce its financial and operational results for the three and nine months ended September 30, 2019. All figures are in Canadian dollars unless otherwise stated.

Michael Faust, Interim President and CEO, commented, “Throughout the third quarter of 2019, Obsidian Energy continued to deliver on our commitments. We continue to operate within our Funds Flow from Operations, production remains strong and within guidance and we continue to be very pleased by the results we are seeing from the Cardium development program. In addition, we continue to focus on cost reduction efficiencies in our business and the success of these programs are significant, such that we are able to lower our full year operating cost per barrel guidance range to $13.50 - $13.75 per boe.”

Financial and Operating Highlights

	Three Months ended September 30			Nine Months ended September 30
	2019	2018	% change	2019	2018	% change
Financial (millions, except per share amounts) (4)
Cash Flow from Operations	$32	$43	(26)	$28	$80	(65)
Basic per share	0.44	0.59	(25)	0.38	1.11	(66)
Diluted per share	0.44	0.59	(25)	0.38	1.11	(66)
Funds Flow from Operations (1)	29	26	12	106	93	14
Basic per share (1)	0.40	0.36	11	1.46	1.29	13
Diluted per share (1)	0.40	0.36	11	1.46	1.29	13
Net Income (loss)	(28)	(31)	(10)	(244)	(192)	27
Basic per share	(0.38)	(0.43)	(12)	(3.35)	(2.66)	26
Diluted per share	(0.38)	(0.43)	(12)	(3.35)	(2.66)	26
Capital Expenditures	27	41	(34)	69	127	(46)
Net Debt (1)	$497	$446	11	$497	$446	11
Operations
Daily Production
Light oil and NGL (bbls/d)	12,994	13,012	-	14,043	13,473	4
Heavy oil (bbls/d)	3,991	4,833	(17)	4,048	5,042	(20)
Natural gas (mmcf/d)	51	60	(15)	53	61	(13)
Total production (boe/d) (2)	25,505	27,777	(8)	26,989	28,633	(6)
Average Sales Price
Light oil and NGL (per bbl)	$59.31	$75.49	(21)	$60.53	$71.27	(15)
Heavy oil (per bbl)	40.44	45.30	(11)	37.89	40.11	(6)
Natural gas (per mcf)	$1.05	$1.87	(44)	$1.55	$2.12	(27)
Netback per boe (2)
Sales price	$38.64	$47.26	(18)	$40.24	$45.09	(11)
Risk management gain (loss)	0.60	(9.28)	>(100)	(1.10)	(6.89)	(84)
Net sales price	39.24	37.98	3	39.14	38.20	2
Royalties	(3.12)	(4.56)	(32)	(2.89)	(3.80)	(24)
Operating expenses (3)	(14.65)	(14.53)	1	(13.64)	(14.62)	(7)
Transportation	(2.72)	(3.71)	(27)	(2.83)	(3.37)	(16)
Netback (1)	$18.75	$15.18	24	$19.78	$16.41	21
1)

The terms Funds Flow from Operations (“FFO”) and their applicable per share amounts, “Net Debt”, and “Netback” are non-GAAP measures. Please refer to the “Non-GAAP Measures” advisory section below for further details.

2)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
3)

Includes the benefit of processing fees totaling $2 million for the three months ended September 30, 2019 (2018 – $3 million) and $6 million for the nine months ended September 30, 2019 (2018 - $9 million).

4)

Effective June 5, 2019, the Company consolidated its common shares on the basis of seven old common shares outstanding for one new common share. All figures in the table have been updated to reflect the 7:1 consolidation.

●

FFO totaled $29 million ($0.40 per share) for the third quarter of 2019 compared to $41 million ($0.56 per share) in the second quarter of 2019 and $26 million ($0.36 per share) in the third quarter of 2018. The change from the previous quarter in 2019 was mainly due to commodity price volatility.

●

Average production in the third quarter was 25,505 boe/d, ahead of internal estimates for the quarter. In October, the Company began bringing the first wells on production from its Phase 2 Cardium program. All 13 remaining wells in the program will be brought on-line throughout the fourth quarter of 2019 which will increase production rates.

●	Capital expenditures for the quarter, excluding decommissioning liabilities, totaled $27 million. Early in the third quarter we began our Phase 2 Cardium development program drilling six wells.

●

Operating costs were $14.65 per boe in the third quarter of 2019 compared to $14.53 per boe in the third quarter of 2018. The Company undertook several planned facility turnarounds in the quarter. As a result of successful cost cutting initiatives throughout 2019, the Company has reduced its full year 2019 operating cost guidance range to $13.50 - $13.75 per boe.

●

General and administrative costs (“G&A”) were $2.25 per boe in the third quarter and the Company has narrowed its full year 2019 G&A guidance range to $2.10 - $2.35 per boe. In 2019, we have completed several cost reduction initiatives which have removed approximately $8 million of gross G&A which will be fully realized in 2020.

●

The Company continues to live within its means, posting third quarter Net Debt of $497 million, which is identical to December 31, 2018, and is expected to remain at approximately this level through year end 2019. In addition, the Company paid down its syndicated credit facility by $12 million during the third quarter, resulting in total long-term debt at quarter end of $467 million. On September 30, 2019, Senior Debt to Adjusted EBITDA, as calculated under the Company’s credit agreement, was 2.93:1 compared to a 4.25:1 covenant limit.

●

The next Syndicated Credit facility milestone date is November 19, 2019, where the banks have the right to reconfirm that February 28, 2020 will be the commencement date of the term-out period of the facility.

●

As previously announced, the Company built on its fourth quarter 2019 hedge position, adding 2,663 barrels per day at an average price of $79.62 per barrel. All trades were completed in Canadian dollars to remove foreign exchange risk.

●

As announced on September 10, 2019, the Board of Directors has initiated a formal process to explore strategic alternatives intended to evaluate the Company’s strategic options and alternatives to maximize shareholder value. The process is ongoing, and the Company will provide an update at such time as the Board determines that further disclosure is necessary or appropriate.

●	The Company continues to actively pursue the disposition of its interest in the Peace River Oil Partnership as it focuses its asset base and operations on the Cardium.

The table below outlines select metrics in our key development and legacy areas for the three months ended September 30, 2019 and excludes the impact of hedging:

	Select Metrics – Three Months Ended September 30, 2019
Area	Production	Liquids Weighting	Operating Cost	Field Netback
Cardium	18,272 boe/d	66%	$14/boe	$21/boe
Deep Basin	1,154 boe/d	27%	$4/boe	$2/boe
Alberta Viking	1,051 boe/d	39%	$7/boe	$19/boe
Peace River	4,519 boe/d	85%	$13/boe	$15/boe
Key Development Areas	24,996 boe/d	67%	$13/boe	$19/boe
Legacy Areas	509 boe/d	63%	$82/boe	$(14)/boe
Key Development & Legacy Areas	25,505 boe/d	67%	$15/boe	$18/boe

The table below provides a summary of our operated activity in the third quarter.

Number of Wells Q3 2019
	Drilled		Completed		On-stream
	Gross	Net	Gross	Net	Gross	Net
Cardium Producer	6	5.3	4	3.3	0	0.0
Total	6	5.3	4	3.3	0	0.0

Hedging Program

In the third quarter, the Company capitalized on the volatility of commodity prices building on its fourth quarter hedge position by 2,663 barrels per day at an average price of $79.62 per barrel. The Company will look for opportunities to layer on additional hedges going forward as pricing allows.

Currently, the Company has the following crude oil hedges in place:

Q4 2019
WTI $CAD	79.44
Total bbl/day	4,613

The Company has no currency or gas hedges currently in place.

Phase 2 Cardium Delivers Initial Results

Phase 2 of our Cardium light-oil development drilling program kicked-off early in the third quarter, with 13 wells planned for the second half of 2019 which remains on time and on budget. The initial 10-day production rates from the first two-well pad 7-24-43-8W5, which was brought onstream in mid-October, averaged 547 boe/d and 84% oil. The second two-well pad 14-24-43-8W5 was brought on production shortly thereafter and produced with an average 10-day initial production rate of 682 boe/d day and 87% oil. These wells continue to demonstrate strong early productivity and oil-weighting, consistent with results seen in Phase 1 of the Cardium development program.

Completions operations have been running smoothly with continued cost-discipline and schedule delivery. To date, 12 of 13 planned wells for the second half of 2019 have been rig released, seven of the 13 have been completed and all 13 wells are anticipated to be on production by the end of the year. In the third quarter the Company delivered our longest well to date at 5,487 meters of measured depth (02/05-02-043-08W5), set our pacesetter monobore design well at 10 days (00/09-05-043-07W5), and intermediate-casing well at 12.8 days (00/05-02-043-08W5).

2019 Guidance Updates

Obsidian Energy is pleased to provide updated full year 2019 guidance figures to reflect the progress being made on our top priorities to maintain strong and consistent delivery from our Cardium development program and reduce costs across the business. We have narrowed our expected production range to reflect the consistency of our Cardium development program, as well as the impact of our Carrot Creek asset disposition in the first quarter.

The successful cost reduction initiatives employed this year have allowed us to significantly lower our guidance on operating costs and tighten the expected range of G&A. Our updated full year 2019 guidance is below;

Metric	Previous 2019 Guidance Range	Updated 2019 Guidance Range
Production	26,750 to 27,750 boe/d	26,750 to 27,250 boe/d
Capital Expenditures including Decommissioning Expenditures	$120 million	$120 million
Production Growth Rate (1)	Flat	Flat
Operating Costs	$14.00 - $14.50 per boe	$13.50 - $13.75 per boe
General & Administrative	$2.00 - $2.50 per boe	$2.10 to $2.35 per boe
(1)	Relative to full year 2018 A&D adjusted production of 26,900 boe/d

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	Mcf	thousand cubic feet
bbl/day	barrels per day	mcf/d	thousand cubic feet per day
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
		NGL	natural gas liquids

Non-GAAP Measures

Certain financial measures including FFO, FFO per share-basic, FFO per share-diluted, Netback, Net Debt and Adjusted EBITDA included in this press release do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. FFO is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures and office lease settlements which also excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is representative of cash related to continuing operations. FFO is used to assess the Company’s ability to fund its planned capital programs. See “Calculation of Funds Flow from Operations” below for a reconciliation of FFO to its nearest measure prescribed by IFRS. Operating Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Financial and Operational Highlights” above for a calculation of the Company’s Operating Netbacks. Field Netback is the per unit of production amount of revenue less royalties, operating expenses and transportation. Net Debt includes long-term debt and includes the effects of working capital and all cash held on hand. See “Reconciliation of Net Debt” below for a calculation of the Company’s Net Debt. Adjusted EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayment, restructuring expenses and other expenses. Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated bank facility and senior notes. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

Calculation of Funds Flow from Operations

	Three months ended September 30
(millions, except per share amounts)	2019	2018
Cash flow from operating activities	$32	$43
Change in non-cash working capital	(13)	(40)
Decommissioning expenditures	5	2
Onerous office lease settlements	-	1
Realized foreign exchange loss – Debt maturities	-	18
Other expenses(1)	5	2
Funds flow from operations(2)	$29	$26
Per share
Basic per share	$0.40	$0.36
Diluted per share	$0.40	$0.36
(1)	Includes legal fees related to ongoing claims against former Penn West Petroleum Ltd. employees related to the Company’s 2014 restatement of certain financial results
(2)	For the first nine months of 2019, FFO increased by $6 million as a result of the adoption of IFRS 16 “Leases”. No changes were made to the comparative figures

Reconciliation of Net Debt

	As at
(millions)	September 30, 2019	December 31, 2018
Long term debt
Current portion of long-term debt	$18	$17
Long term portion of long-term debt	449	402
Total	467	419
Working capital deficiency
Cash	(5)	(2)
Restricted cash	(2)	-
Accounts receivable	(52)	(53)
Other	(17)	(12)
Bank overdraft	-	2
Accounts payable and accrued liabilities	106	143
Total	30	78
Net debt	$497	$497

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Please note that initial production and or peak rates are not necessarily indicative of long-term performance or ultimate recovery. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our drilling plans, locations and focuses and when certain wells will be brought on-line; when our costs reduction initiatives for G&A will be fully realized; the expected Net Debt amount at 2019 year end; the expected syndicate credit facility milestone dates; when the Company will provide an update on the strategic alternatives process; that the Company continues to actively pursue the dispositions of its interests in PROP as it focuses its asset base and operations on the Cardium; that the Company will look for opportunities to layer on additional hedges going forward as pricing allows; and the updated guidance for production, operating costs, G&A and production growth.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties other than stated herein (provided that the forward-looking guidance set out herein, does not take into account the potential sale of our interest in Peace River Oil Partnership); the impact of the Alberta mandated production curtailment; the structure and timing of any transaction or strategic alternative and whether any transaction or strategic alternative will be completed; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com